SouveNEAR

Main Street | Retail | B2C | Social Impact | Community

Locally-made, artistic souvenirs ... from vending machines!

SOUVENEAR.COM KANSAS CITY MISSOURI



SOUVENEAR
Made Here.
KANSAS CITY



SouveNEAR sells locally-made art and goods from vending machines in airports and other tourist venues, offering alternatives to generic souvenirs made far away and stamped with the city name. With SouveNEAR, travelers easily find souvenirs they love, and local artists gain a larger audience. We have 17 machines between the Oakland, Kansas City,... more

Tiffany King Co-founder @ SouveNEAR

Why you may want to support us...

1. 400% growth in revenue from FY 2015 to FY 2018.
2. Featured in USA Today, Time, NBC News, Travel+Leisure and more.
3. Creative concept in HIGHLY visible locations - currently in 4 major airports.
4. 18,900 customer purchases in 2018, supporting 80+ local makers
5. Accepted into Goldman Sachs 10,000 Small Businesses Program for Fall 2019.

Why investors ❤ us

WE'VE RAISED $321,510 SINCE OUR FOUNDING



I saw an article about SouveNEAR and immediately connected with the vision of what Tiffany and Suzanne were doing. Having traveled extensively, I often have been frustrated by the lack of convenient access to gifts that I actually wanted to buy. After researching the company, I wanted to be a part of it, to bring it to my home San Francisco Bay Area, that has no end of incredible artisans and makers. An introductory email was the start of what has become an outstanding business partnership, fostered around our shared passion to support local art communities. It has been my true honor to be an early investor and partner in SouveNEAR, a decision that has brought such pride, joy and... read more

Betsy Wolf
SouveNEAR Investor, SF Bay Area Manager for SouveNEAR



Congrats on your growth and your continued success, Suzanne (and Tiffany)!
Shannon Johnson Uschold



I believe in this company, and the hardworking, determined, passionate, women that own this business. Simple as that. ▯
Tara Tonsor

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tiffany King
Co-founder
Experience in real estate, with an emphasis in contract negotiations, relationships, and marketing.



Suzanne Southard
Manager
Retail and art background. GM for fair-trade stores: purchasing, staff, and financial management.



Betsy Wolf
SF Bay Area Partner
Background as software engineer, consultant. Manages Bay Area: growth, operations, finance, curation



Tim Hill
Art Director / Designer
Graphic designer, web developer. Owner, Draft Horse Studio. SouveNEAR branding & design. (Contract)



Tara Tonsor
Manager, Kansas City Operations
Jewelry designer, art educator, business owner, artist. Manages KC purchasing and ops.

In the news

Locally-made, artistic Souvenirs...from Vending Machines!

SouveNEAR sells locally-made, artistic souvenirs...from vending machines! We're making it easy for busy travelers to support local small businesses - artists and makers - and to find mementos they love. We offer a range of products like what you'd find at an indie craft fair: t-shirts, handmade jewelry, body products, gourmet food items, art prints and originals, kids items.

The time is right. So many of us value local, artistic items, yet so many souvenirs are still made far away and just stamped with the city name; airports and tourist destinations often lack gifts that truly reflect our vibrant creative communities. Look for SouveNEAR machines at Oakland CA, Cincinnati/Northern Kentucky, Kansas City MO, and Newark NJ airports. More coming!


SOUVENEAR
Made Here.
KANSAS CITY





Find SouveNEAR in the Oakland, Kansas City, Cincinnati, and Newark Airports



Golden Gate Bridge tea towel, by The Heated


Kansas
City

Retro KC rainbow tee, by Ampersand Design Studio


CALIFORNIA
JUNIOR ILLUSTRATOR
COLORING BOOK

CA Junior Illustrator coloring book, by Melissa Garden


thēz nüts
ARTISAN NUT COMPANY
KANSAS CITY, USA
Cinnamon Candied Pecans

Cinnamon candy pecans, Thez Nuts



California Poppies tea towel, by Eko Kreations


New York City
STICKER PACK
MetroCard

NYC sticker pack, by Annie Draws Stuff



NYC onesie, by Loop Collection



"Bikes on 9th", by Give Alice Your Money


iron-on
CALIFORNIA
MERIT BADGES

California Merit Badges by Poppy and Quail

Our Artists

We currently source from 80-100 artists from Kansas City, the San Francisco Bay Area and New York/New Jersey for our SouveNEARs. They are painters, designers, printers, beekeepers, fashion designers, chocolatiers, chefs, jewelers, textile artists and more! For some their "making" is a full-time gig, for others not. We love getting to know them, and supporting their creative work with purchases.

Where we're going...with YOUR help!

We've proven the business model. Now, it's time to scale SouveNEAR across the country. With
the funds we raise from you, we plan to:

-Staff efficiently to more quickly pursue and launch new locations
-Acquire product optimization expertise to improve product mix, improving average revenue and profitability per machine.
-Purchase new machines and inventory and build our online sales presence
-Take our game to the next level in merchandising, packaging, storytelling and machine ease-of-use



Launched SouveNEAR with one vending machine at Kansas City Airport
5 machines operating in Kansas City
Secured contracts in Newark, NJ and Cincinnati, OH
Secured $200K in friends & family round
Operate in 10+ markets
November 2014
December 2014
Immediate press attention
Launch in Bay Area with 2 new machines
12 machines in KC, Oakland, and San Francisco
Launch SouveNEAR Cincinnati

Let's Make Souvenirs Special

Friends and supporters,

In 2013 the two of us (already friends) sat in a coffee shop and listed out a dozen or so business ideas we had. We had the entrepreneurial itch (and we love a good brainstorm)! This idea quickly rose to the top of the list; it just made sense to us that souvenirs could actually be from the city they represent. We had both been in the "pinch" of airport shopping for souvenirs and settling for things we knew would end up in the back of a drawer. And, we really loved the idea of channeling more tourist dollars toward local artists and makers. It was the idea that inspired us; we felt that our skills and experience were well-suited and that the work would keep us excited and engaged over time. We got our start at the end of 2014, and with some persistence, good advising, help from friends, late nights, great cheerleaders, more coffee and hard work we've been able to bootstrap our way into three regions. And indeed we're still personally excited, engaged, and ready for more! We've gotten interest from around the country from people who want SouveNEAR in their city. We've simply not had resources to grow as quickly as we would like.

We hope you'll join us and become a SouveNEAR investor. We'd love to get in to many more airports across the country, to increase our on-line presence, to tell artist stories better and to more people. We need partners to help us make it happen. It's truly a rewarding endeavor: customers love it, cities are proud to put their best creative foot forward for visitors, airports are happy to offer their passengers something different and fun, and artists and makers are happy for the sales and exposure. We're very proud of the concept, our team, the items we offer and the artists who make them, and we hope you would feel proud to be involved too.

Here's to creativity,

Suzanne and Tiffany

On Track to Sell 20,000 Total Items



20K
15K
10K
2K
Projections based on historical sales
2014
2015
2016
2017
2018
Items sold

Traction

400%	17	90
Revenue growth from FY 2015 to FY 2018	Machines in Kansas City, SF, Oakland, Cincinnati, and Newark	Artist suppliers

Investor Q&A

– COLLAPSE ALL

What does your company do?

SouveNEAR sells locally-made art and goods from vending machines in airports and other tourist venues, offering alternatives to generic souvenirs made far away and stamped with the city name. With SouveNEAR, travelers easily find souvenirs they love, and local artists gain a larger audience. We have 17 machines between the Oakland, Kansas City, Newark and Cincinnati airports and one non-airport site. We've seen steady growth, with 400% rev increase 2015-2018 & projected increases again in 2019.

Where will your company be in 5 years?

SouveNEAR plans to be a go-to national brand with a successful presence in major and midsize airports around the country, enhanced with a busy online marketplace. Travelers will settle for fewer mass-made generic souvenirs. Instead, they'll be able to grab locally-made gifts right from the airport, knowing they are supporting artists and makers living in that city.

Who are you and what does your company do?

We are Tiffany King and Suzanne Southard, the co-founders of SouveNEAR.
SouveNEAR sells locally-made artistic souvenirs and gifts through vending machines. We are typically located in busy touristy places, like airports. The idea behind SouveNEAR is helping busy travelers find authentic gifts quickly and conveniently. In contrast to a lot of airport stores that might offer products made far away and just stamped with the name of a city, we have items that are genuinely connected to that city. They're all designed and made there, and come with some backstory. Our goal is for customers to get souvenirs that they love, and also they get the opportunity to support small businesses and artists with their souvenir purchases.

How do you find the artists that create your merchandise?

At first, we did a lot of scouting at local craft fairs. We talked to artists that we knew and then we talked to their friends. Now we get a lot of artists coming to us. We've found that they really appreciate having the number of eyes on their work that we get in airports, and so we have a lot of people submitting their work through our website, or reaching out through other artists, trying to make connections.

Why did you want to start this?

We had both been in the situation of being that traveler at the airport needing to buy something at the last minute, and often there just wasn't anything that was the sort of thing we would normally want to purchase. You have to decide to either go home empty handed or to buy something that feels generic and not in line with your purchasing values.
It just didn't make sense to us that souvenirs are made far away and stamped with the name of the city when there are so many fantastic artists and makers living in that city. When we were shopping, even if it was last-minute airport shopping, we wanted to be able to support them with our purchase and take home something more creative and connected.
We were friends before we were business partners. We are both entrepreneurial in spirit, and one day over coffee we talked about starting a business together and threw out a number of ideas. This was the idea that really resonated with the both of us. It felt like something we could build into a large company, and also it felt like something that would continue to inspire us.

Was your concept always the same or has it evolved?

From the start, SouveNEAR has been about creating a nationally recognized brand offering artistic, locally-made souvenirs. The central mission hasn't changed - it's supporting local artists with traveler purchases. We looked at several business models, though. We considered trying to get more local artists into airport stores, museum stores, and other places that were harder to get into. For the first year, we did a lot of research toward trying to make that work out. We talked to wholesale and retail souvenir vendors. We talked to museum store managers, artists, and our hometown airport about our idea. We did a lot of work on product development. We took an entrepreneurship class and made a business plan. The first year was a big thought experiment. The vending machine idea didn't come until toward the end of that year when we had the "aha" moment, realizing that the small footprint might be the perfect way to get into busy, competitive, expensive places. So we shifted our planning. We moved away from the idea of being a curator and wholesale intermediary, trying to make it easier for retailers to support local artists, to being a retailer selling from vending machines.

Why sell through vending machines?

We knew that the number one place to be for tourists, in terms of the number of travelers, would be airports. But the retail space at airports is very expensive and highly competitive. It's not space typically open to brand new small businesses with a different concept and model. Labor costs were a real consideration as well. Vending machines made sense in terms of the economics. It was a discreet expense on the front end, we could control the numbers of our initial capital outlay. We took up a small enough space that we were able to talk our hometown airport into giving us a chance to try it out.
Having multiple vending machines in an airport gives us higher visibility. It's also a novel, fun way to shop, and the model keeps us curating tightly, which our customers appreciate.

How many machines do you have now? Where are they?

We have fifteen machines spread between Kansas City, the San Francisco Bay Area and Newark. The majority are located within airports. Everything we sell is local to that particular area, so all items offered in Kansas City are from Kansas City, all Bay Area items are from the Bay Area, etc.

How did you choose the Bay Area as your second region?

We have an equity partner in the Bay Area, who first discovered us when she was reading an article about our company. Like us, she is a traveler and appreciates art and meaningful purchasing. She felt like we were doing exactly what she would love to do, so she reached out to us with an impassioned letter stating why she might be a great fit.
Our plan has always been for this to be a national company. The Oakland and San Francisco area has such a vibrant arts community and of course lots of tourists, so it felt like a really great place for SouveNEAR. After meeting with our new partner Betsy a couple times, we felt like she had the drive, interest, and experience to carry it out, and she was very dedicated to our vision. So, the Bay Area made a lot of sense in terms of that partnership and also toward our goal of being a national brand. Getting to a coast quickly helped us stake out a national presence.

How do you hope to grow in coming years?

We have a lease agreement and another Midwestern airport, so we'll be launching there in the next few months. Within five years, we'd like to be in many more airports and be a well-known national brand. In addition to the vending machines, we want to explore opening airport shops. Plus, we really want to develop our on-line presence to be a much bigger marketplace.

Why only airports? Why not go elsewhere?

We would consider going elsewhere, and we are testing other locations. But so far we have found that airports are our ideal spot because of the high traffic, and that's where travelers are looking for a last-minute gift. Airports are just a great fit for what we offer, and it's where we personally felt the gap in offerings. And we don't want to compete with places where artists are already selling, like the established artistic neighborhoods with boutique shops, so we've steered clear of placing machines there. Our goal is to get local artists into places where they were not selling, to expand their market.

Is there a long-term vision for the company outside of souvenirs, or do you see this as your niche?

We feel focused on souvenirs, but not necessarily in the traditional sense of all of our offerings saying the city name. To us, a good souvenir is connected to that city and carries the creative spirit of that city. So, something made by a local artist is a souvenir even if it doesn't show an image of the city or the name. We do feel like we will stay with this model long term, but we see a number of different ways to expand. We've barely touched e-commerce, and that's certainly something we could connect with nicely. The machines, being so highly visible, could be the gateway to learning about the company and building trust among consumers, then driving them to our website. The items from SouveNEAR are always going to be locally made and tightly curated. There's definitely room to expand the brand within that.

Who is your target customer?

Our customer age range is weighted toward 30-45. Because we're in airports, we target air travelers in general, and we know from research that they have higher household incomes than the general population. Our social media followers are mostly women, but we find through observation and customer surveys that we have a good mix of men and women buying from us, so we target both in our product mix and messaging. Our customers are travelers who desire something that's not generic, but artistic and unique.

Have you done any advertising?

The concept has resonated so strongly with people that shortly after we set up our first machine we ended up being mentioned in Time and USA Today. Since then we've also been in Travel and Leisure, Better Homes and Gardens, and a number of other news and business publications. A real strength for us is that we've had great visibility without spending much money at all on advertising. We've really been able to get some great PR, and that has helped us a lot in terms of getting the word out about our business.

How often do you switch out the souvenirs?

We change the selection on a regular basis, certainly monthly if not more often. We have some items that have stayed in for quite a while, but we're always mixing it up just to keep it fresh and give opportunities to new makers.

Have you seen repeat customers?

Yes, we definitely have shoppers that repeat. We know that from credit card data and our own research. We had a graduate university marketing class do surveys at our machines and online, and many people reported that they were repeat buyers or would plan to buy again. That study also found that our customers' satisfaction was extremely high. And, we try to rotate new items in so that if people look at our selections on different trips, there will be something new to see.

How many customers do you have?

We've had 17,700 purchases in the past year alone.

What is your business model?

For many items we sell, we operate like a gift shop, buying at wholesale from artists and then marking up to sell. But we also do some product development, and we hope, particularly as we take on more funding, to increase this part of our business by bringing in someone with product development expertise. We still produce locally and license images from local artists. This keeps the artist designing, rather than spending as much time on production. Second, we can increase our impact within the city by hiring a local production facility. Lastly, it helps our sustainability by increasing our margins.

I imagine that using smaller vendors and smaller manufacturers could make your costs higher. How are you dealing with that?

The costs are higher for our products. Part of our plan for sustainability is in our vending machine model, which allows us to have lower overhead. But we still have high costs of airports. Also, by licensing work from artists and adding their designs to products we develop and manage production, we have higher margins. We can still be as much value to the artist when we license as we are when we buy their product wholesale. They get to be in front of just as many people, but they're not managing the production and are focusing on their art. It allows us to include some artists that might not be making products like we sell - they might just be artists doing design work or fine art, and we can make their work into products to sell and improve our bottom line at the same time.

Have you ever had an issue where an artist couldn't supply what you requested for one of your vending machines?

Yes, we have. We've had a couple artists that had to back away from working with us. We try to give artists as much information as possible about the anticipated sales, but we never know with certainty where it's going to go. We try to encourage our makers to make sure they're selling to us at a price that's worth it to them, because we may have high demand. When we introduce a new artist or item, we start with a smaller order to test out whether the market is there, and we've had a couple times where early on a little bit was fine but when the volume kicked up, it took more time than the artist actually had to devote. For the most part, we've been very fortunate. There are some items that we might not put in every machine. Maybe it's a special item, and we put it in a few machines instead of putting it in every machine in a city. And, we try to always have items on-hand that we can move into a slot if an artist isn't able to keep up with demand.

What is the average number of items an artist will produce for you?

We buy just one type of item from many of them, and we may order between 30 and several hundred of that one thing each time. We have a few artists we might buy two or three products from, but we are very limited on space and try to give opportunities to a number of artists. We don't want to fill half the machine with a single artist.

How do you keep relationships going with so many artists?

Establishing those connections is one of our favorite parts of this work. We have a contractor that we work with in Kansas City who is one of our artists. She fills our machines and does a lot of coordinating with our makers, which is great because she's very connected within the artist community. We also have personal relationships with lots of our makers; we often try to have a face-to-face when we first start working with them. Our partner in California does the purchasing there, so she has direct contact and great relationships with the artists. As we go into new cities, there's alway a local presence. It's never going to be a faceless national brand. We will always have some local person or organization within the maker community who is managing the relationships and handling the ordering and curating for that city.
It's a challenge, given that many gift retailers work with a few large distributors and have fewer direct purchasing relationships to maintain and manage. But, it's a challenge we love.

How many artists do you work with currently?

It's probably 80 to 100 at any given time.

Who do you identify as your competition and how do you stand out?

Our direct competition is airport retailers, and we stand out because we offer something that is locally made and certainly has a high artistic value to it. We not only have local items, but we have local items that come with a story and have an artistic look or feel to them. We also set ourselves apart with our visibility; we may be able to have five locations spread around the airport, where an airport shop might have one spot that travelers walk past and see. And, people notice the vending machines. There's a fun factor and novelty that sets us apart.

Aren't some airport stores already offering locally made artistic gifts?

Some are, but many airports are not offering very much in that category. We don't carry the same items as the stores that do sell local items. We're trying to carry items that stand out. We're trying to be more like an independent craft fair. Most airports really don't offer that.

How are you measuring your growth?

First, we are looking at revenue. Between 2015 and 2017, we grew by 400 percent in sales. Part of that is the number of machines and cities, we're always planning toward expansion in that regard. But even when we compare sales in the same number of machines, we've improved. And, we look even deeper into the efficiency of our business by looking at sales in each slot in the machine, because we have such limited space. We look for increases there too, to make the most of our space. We also look at increasing the number of artists that we work with and that becomes a benchmark of success for us too.

What are you hoping to accomplish through the rest of this year?

For the rest of 2018, we are working on the addition of another airport.

Why are you fundraising now?

We have several needs. We need funds to grow into new cities. We need to have a pool of money ready to purchase the machines and the inventory so that when we do get an airport opportunity, we are ready to go. Airports are competitive and sometimes unpredictable as far as when a request for proposal (RFP) is going to come out. There are also some specific needs regarding our infrastructure and our ability to sustain product development. We want to hire someone to help us with product development and merchandising.
There are a number of areas where we need to reach a certain scale in order to afford the positions that would actually help us to scale much faster. As we get to six or eight cities, we will start to have the kind of revenue that supports staff positions that will help us with some of the larger shared supports. We can have the local presence but with the strength of a national company that's able to provide the support on the back end with software experience, product development, and packaging. As we get larger, we would have the opportunity to provide more support at a national level for each of those local areas in a way that each individual city could not afford on its own.

Why are you raising money through crowdfunding?

We're in a good position for crowdfunding because we have really high visibility. We have millions of people going through airports where we have a presence so our brand is very visible for the size of company we are. That makes us feel like there's a good opportunity here.
Also, the excitement around our business has been very fun for us to see. People we meet have really given some thought to our business. There are people who have come to us wanting to be involved in some way - they tell us they would love to see this in their city. We have so many cheerleaders, and we think offering a bit of ownership in the business makes sense.

What do see as your exit plan, if you have one?

It's possible that we could sell to a larger brand at some point. We're definitely trying to get ourselves in good position for that. But for now, we're focusing on growth and sustainability. We want to be able to grow as quickly as possible. And we have big visions and love for this job, so we're not in a huge hurry to sell off.

What's your philosophy around keeping true to your mission versus generating revenue?

So far we've been more true to the mission in that we haven't paid ourselves much yet. We put our money where our mouths are, and we feel like if we grow this in a way that is sustainable, once it gets to a certain point, there will be enough for everybody. We're very dedicated to the mission of it.
We receive really good feedback from artists. They appreciate that we buy from them, instead of consigning like some boutiques. They appreciate the high visibility our business offers them. For some, licensing their designs is an easy way to have the visibility without taking time away from their current work. If we don't have good artist relationships, we really have nothing. We have to be a desirable place for them. That's really important to us and is a great measure of success in our minds regarding being true to our mission.

What worries you most about the business?

So many things can go wrong in a business, but our biggest concern is if we can grow it fast enough. Can we get out there and stake our claim? We're in the same position as a lot of startups in that we're stretched kind of thin right now. We have just a few people and we have big dreams and a long to-do list. One of our worries is having the resources to really blow it out. We're excited about the idea, and we believe in it becoming a national, well-known brand. But are we going to have the capacity to do it fast enough? Funding would help a lot with that.

What about the business could change as you grow bigger?

We started with one machine, and now we have eight in Kansas City. As our presence in a city grows over time, the size of the orders increases. That's great and can also be challenging for some of the smaller businesses we buy from. But, supporting artists with more sales is one of the most rewarding things about growing the business.
As we get into more cities, we'll be able to have more of the operational "systems" supported across cities. For example, we can have someone building and updating the sites with product information to display on touchscreens on each machine in each city. We can have someone working on sourcing local "blanks" and production for licensed products. We can have someone at the national level whose job it is to just keep up with licensing and compliance in the multiple cities and jurisdictions. We can become more efficient in these ways.
We'll continue to put more machines in more cities, but we also want our online sales component will be bigger, and we'd like to explore the idea of airport shops too.

What makes your team particularly well suited to run this business?

We come from different backgrounds. Tiffany has a real estate background with an emphasis in contract negotiations, relationship building, and marketing. She studied economics and is particularly inspired by SouveNEAR's potential for income generation for small local businesses. Suzanne brings art, non-profit management, and gift retailing experience. She was a general manager for a couple of fair trade stores, doing purchasing, inventory management, merchandising, promotions, and staff management. Our third partner, Betsy, was in software development and project management so she brings a real love of the technical aspects of the business, spreadsheets, and data, in addition to organizational skills to move the business forward.

Financials

SouveNEAR has financial statements ending December 31 2019. Our cash in hand is $60,421, as of March 2020. Over the three months prior, revenues averaged $23,903/month, cost of goods sold has averaged $13,131/month, and operational expenses have averaged $18,330/month.

At a Glance

January 1 to December 31

$312,171 +27%
Revenue

-$53,043
Net Loss

$79,873 [11%]
Short Term Debt

$60,510
Raised in 2019

$60,421
Cash on Hand
As of 03/25/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SouveNEAR sells locally-made art and goods from vending machines in airports and other tourist venues, offering alternatives to generic souvenirs made far away and stamped with the city name. With SouveNEAR, travelers easily find souvenirs they love, and local artists gain a larger audience. We have 20 machines between the Oakland, Sacramento, Kansas City, Newark and Cincinnati airports and one non-airport site. We've seen steady growth, with 400% rev increase 2015-2018 & projected increases again in 2020.

SouveNEAR plans to be a go-to national brand with a successful presence in major and midsize airports around the country, enhanced with a busy online marketplace. Travelers will settle for fewer mass-made generic souvenirs. Instead, they'll be able to grab locally-made gifts right from the airport, knowing they are supporting artists and makers living in that city.

Milestones

SouveNEAR, LLC was incorporated in the State of Missouri in February 2014.

Since then, we have:

- 400% growth in revenue from FY 2015 to FY 2018.

- Featured in USA Today, Time, NBC News, Travel+Leisure and more.

- Creative concept in HIGHLY visible locations - currently in 6 major airports. (We added machines in Sacramento CA and Las Vegas NV in 2019)

- 24,400 customer purchases in 2019, supporting 100+ local makers

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $312,171 compared to the year ended December 31, 2018, when the Company had revenues of $245,013. Our gross margin was 40.12% in fiscal year 2019, compared to 44.48% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $282,193, including $106,807 in cash. As of December 31, 2018, the Company had $288,233 in total assets, including $194,524 in cash.
- *Net Loss.* The Company has had net losses of $53,043 and net losses of $17,968 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $86,951 for the fiscal year ended December 31, 2019 and $98,277 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $22,500 in debt and $238,500 in equity, plus the Wefunder crowd investment SAFE raise.

We are using the proceeds of the SAFE raise as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital currently. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SouveNEAR, LLC cash in hand is $60,421, as of March 2020. Over the last three months, revenues have averaged $23,903/month, cost of goods sold has averaged $13,131/month, and operational expenses have averaged $18,330/month, for an average burn rate of $7,558 per month. Our intent is to be profitable in 12 months.

Our revenue, expenses and therefore runway have become very difficult to project due to the Coronavirus pandemic. We don't know when travel will resume at any rate close to normal.

As of now we are scheduled to launch new locations (Reno and Nashville) in 2020. (They were scheduled for Spring but we had to delay due to the pandemic). Expansion to new cities has a high front-end cost. We plan to take steps with long-term profitability in mind and we anticipate that there may short-term losses even with projected growing revenue, and particularly with the steep current decrease in sales.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-17%

Gross Margin:
40%

Return on Assets:
-19%

Earnings per Share:
-$0.47

Revenue per Employee:
$104,057

Cash to Assets:
38%

Revenue to Receivables:
~

Debt Ratio:
31%

BALANCSHEET - 12.31.19 - SouveNEAR.pdf

YTDP L - 2019 - SouveNEAR.pdf

YTDP L - 2019 - SouveNEAR.pdf

BALANCSHEET - 12.31.19 - SouveNEAR.pdf

SouveNEAR LLC FInancial Statements- Reviewed v2.pdf

SouveNEAR LLC Financial Statements- Reviewed.pdf

Risks

1. Leisure travel is impacted by the health of the economy, security events, natural disasters, and other factors out of our control. Since our business is largely in airports, revenue could be adversely impacted if fewer people are traveling.

2. Airports are highly competitive locations in regards to securing opportunities to do business. We are forecasting based on expanding numbers of cities and machine locations. While funding secured will help us apply for more opportunities, there is no guarantee that we will be able to expand the business to enough locations to generate revenue as projected.

3. Current airport chain retailers who are already in many markets could begin carrying similar items or start a brand for locally-made items, moving more quickly than we as a small, young business with more limited financial resources are able to.

4. Leases may not be renewed. There is no guarantee that even if we are adding new airports we might not lose current revenue-generating locations.

5. Other vending machine companies / operators may try to compete by selling locally-made items.

6. The Company may never receive a future priced equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company. If neither the conversion of the SAFE nor a liquidity event occurs, the Purchasers could be left holding the SAFE in perpetuity. The SAFE have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. Competition for tourist dollars is high. SouveNEAR will compete on the basis of artistic, local offerings in places where they are usually not offered; high visibility due to flexibility (more locations) and novelty of vending machine model. But, there will always be many souvenir options from which travelers can choose.

9. Tax matters: please consult your tax and legal advisors for tax implications of investing. The company is taxed as a Partnership.

10. At this point business operations rely very heavily on three partners. While all three are committed and thoroughly engaged, and while we hope to staff better with funding secured, anything catastrophic or unforeseen were to happen to one of the partners, business could be impacted.

11. The trend toward locally-made items may decline, causing an adverse effect on our business. We believe that it will still make sense for mementos/souvenirs to be from the place, but there is not a guarantee that our company's concept will attract customers as projected.

12. We publicly work with a large number of artist/maker vendors, sites, and contractors, as well as current and future staff. Although we try our best to work with reputable businesses and individuals, there's an inherent risk that negative publicity about an affiliated provider will negatively impact our revenue.

13. Investing in start-ups such as SouveNEAR involves a high level of risk. You should not invest any funds unless you are able to bear the entire loss of the amount invested.

14. The Class C Units which investors in the SAFE will receive if it converts have not yet been authorized by the company.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Suzanne Southard	Manager, SouveNEAR LLC @ SouveNEAR LLC	2014
Tiffany King	Manager, SouveNEAR LLC @ SouveNEAR LLC	2014

Officers

OFFICER	TITLE	JOINED
Suzanne Southard	Managing Member	2014
Tiffany King	Managing Member	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Tiffany King	42,500 Class A Units	42.5%
Suzanne Southard	42,500 Class A Units	42.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
08/2019	$60,510	SAFE
11/2018	$200,000	Priced Round
02/2016	$22,500	Loan
02/2016	$38,500	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
MO Bank	02/01/2016	$22,500	$2,759	5.5%	08/22/2018	Yes

Related Party Transactions

Suzanne Southard's stepmother, Dianne Shumaker, invested $100,000 into the company in November, 2018 and now owns 6,250 units of Class C (non-voting) units.

Suzanne's stepsister, Megan Shumaker, invested $100,000 into the company in November, 2018 and now owns 6,250 Class C (non-voting) units.

Use of Funds

$50,000	5% -- Wefunder Intermediary Fee 50% machines, inventory, and set-up costs for new locations 45% product development and e-commerce improvements
$1,070,000	5% Wefunder Intermediary Fee 50% Machines and inventory for new cities, plus other expenses related to set-up in new locations (travel, security badging, initial staffing, filings, etc.) 35% staffing: product development and merchandising; accounting / CFO services needed to manage multiple locations and jurisdictions; Graphic design (web, marketing, packaging, machine wrap art); e-commerce management; marketing; 10% Office and equipment expenses

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class C	25,000	12,500	No
Class B	11,111	0	No
Class A	100,000	100,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.